April 29,  2014

VIA EDGAR CORRESPONDENCE

Martin James

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3030

Washington, DC 20549-7553

Re:	Dresser Rand Group Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 14, 2014
File No. 001-32586

Dear Mr. James:

Enhancement of Dresser-Rand Group Inc.’s (“Dresser-Rand” or the “Company”) disclosures is an objective that we share with the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) and one that we consider in all of our filings.  This letter sets forth the responses of Dresser-Rand to the comments of the Staff contained in the Staff’s letter dated April 3, 2014.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by our response.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8. Financial Statements

Note 2. Summary of Significant Accounting Policies

Multiple-element arrangements, page F-12

1.	You disclose that a substantial portion of your arrangements are multiple-element arrangements. Please tell us how you considered the disclosures required by FASB ASC 605-25-50-2.

Dresser-Rand acknowledges the Staff’s comment and will provide enhanced disclosure of multiple-element arrangements in future filings.    The enhanced disclosure is below and will appear in Note 1, “Basis of Presentation” in Dresser-Rand’s quarterly report on Form 10-Q for the three months ended March 31, 2014.

Multiple-element arrangements

A substantial portion of our arrangements are multiple-element revenue arrangements or contracts, where multiple products and/or services are involved. Products involved in multiple-element arrangements may include centrifugal compressors, gas turbines, power turbines, power recovery expanders, reciprocating compressors (process and separable), steam turbines and engines. Our typical arrangement includes one of our classes of compressors and a driver (e.g., a motor or an engine).  In addition to our products, we perform installation and commissioning, training, and other services, and we purchase any number of standard or engineered items from third parties (“buyouts”) that support the application in which our equipment is being used.  Generally, buyouts, installation and commissioning, training and each of our products listed above are considered separate deliverables for a number of reasons, including the following:

•Clients would purchase each of those products or services apart from other products or services;

•The products and services being provided are at the request of the client and for the client’s sole benefit, apart from any other product or service in the transaction;

•The other deliverables can be performed without the service or product in question being performed or delivered;

•Contractual payments are typically tied to the delivery or performance of the specific product or service;

•The skills or equipment required to perform the services are readily available in the marketplace; and

•Clients attribute significant value to each product or service.

These contracts generally can take fifteen months  or more to complete and in one case we have a contract which may take up to sixty months to complete, or longer.  The timing between the first deliverable and the last deliverable is generally three to twelve months, and services are typically delivered last.

Because the aforementioned separate deliverables have value to the client on a stand-alone basis, they are typically considered separate units of accounting.  The entire contract value is allocated to each unit of accounting. Revenue allocated to products is recognized upon delivery, while revenue allocated to services is recognized when the service is performed.  We use the selling price hierarchy described below to determine how to separate multiple-element revenue arrangements into separate units of accounting and how to allocate the arrangement consideration among those separate units of accounting:

•Vendor-specific objective evidence (“VSOE”).

•Third-party evidence (“TPE”), if vendor-specific objective evidence is not available.

•Estimated selling price (“ESP”), determined in the same manner as that used to determine the price at which we sell the deliverables on a stand-alone basis, if neither vendor-specific objective evidence nor third-party evidence is available.

In substantially all of our multi-element arrangements,  we use ESP to allocate arrangement consideration. We determine ESP based on our normal pricing and discounting practices. In determining ESP, we apply significant judgment as we weigh a variety of factors, based on the facts of the arrangement. We typically arrive at an ESP by considering client and entity-specific factors such as existing pricing, price discounts, geographies, competitive landscape, internal costs and profitability objectives.

Our sales arrangements do not include a general right of return of the delivered unit(s). In certain cases, the cancellation terms of a contract provide us with the opportunity to bill for certain incurred costs and penalties.

If it is determined that the separate deliverables do not have value on a stand-alone basis, the entire arrangement is accounted for as one unit of accounting, which results in revenue being recognized when the last unit is delivered based on the revenue recognition policy described above.

It is uncommon for Dresser-Rand to have contract scope adjustments that impact the selling price for specific units of accounting resulting in changes in the allocation of the selling price.  In the event of such an adjustment, we apply the change in the allocation of the selling price to the units of accounting that are not yet delivered.  As our business and offerings evolve over time, our pricing practices may be required to be modified accordingly, which could result in changes in selling prices in subsequent periods.  Historically, there have been no material impacts, nor do we currently expect material impacts in the next twelve months, on our revenue recognition due to changes in our VSOE, TPE or ESP.

2.

Further, you disclose that you enter into certain large contracts with expanded construction-type scope and risk that differs in substance from the scope of deliverables found in your traditional sales agreements. Please tell us the difference between those agreements that you record under percentage of completion accounting and traditional sales agreements/multiple-element arrangements.

During 2012, the Company formed a cross functional group (the Project Management Office or “PMO”) to execute large, complex, construction-type projects that have broader scope than our traditional contracts because the scope and complexity of those projects required different project management expertise than our traditional contracts.  Upon formation of the PMO, the Company determined that there would be some cases where, depending on the specific facts, certain contracts should be accounted for under a  contract accounting model as opposed to a SAB 104 model.

Our traditional contracts are best described by the provisions in ASC 605-35-15-6a, in that they are produced in standard manufacturing operations,  often produced to buyers' specifications, and sold in the ordinary course of business through Dresser-Rand’s regular marketing channels.  Such sales are normally recognized as revenue in accordance with the realization principle for sales of products and their costs are accounted for in accordance with generally accepted principles of inventory costing.

Our non-government construction-type contracts contain traditional products, but also have all of the following characteristics:

•The contracts include a combination of design, engineering, project management, manufacturing of components, construction of modules/facilities, subcontracting, installation and commissioning, the delivery of which, when combined, extends beyond twelve months.

•Dresser-Rand has responsibility to provide a full scope solution at a client site rather than simply producing and shipping individual factory manufactured products.    These projects require a high level of centralized project, schedule and risk management for full scope integration of Dresser-Rand and non-Dresser-Rand products and services.  Generally, such projects will contain twenty-five percent or more non-traditional engineering and procurement, plus construction-type scope provided at either a third party site or at a client site.  The additional scope is comprised entirely of activities that Engineering, Procurement and Construction (“EPC”) contractors have done in the past for which Dresser-Rand has not been historically responsible.

•The projects are customized to such an extent that the equipment associated with those projects could not be redeployed without significant rework, which (1) implies that the equipment is not standard and (2) is consistent with the concept of continuous control transfer.

•Client acceptance is based on the entirety of the scope, including the EPC work for which Dresser-Rand is responsible, and not just on the traditional scope for which Dresser-Rand is generally responsible (i.e., the compression, power generation or power recovery equipment we design and manufacture at our facilities).

The contracts have cancellation provisions that include a profit element associated with the state of completion of the work in progress, implying a continuous transfer of control as the client may, at any time, cancel the order and take possession of the inventory.

•Generally, there are milestone payments for progress on the contracts.  Milestone payments are also associated with completion of field activities, acceptance and/or test as is the case in most, if not all, EPC-type contracts.

•The order is managed and executed by the PMO.  The PMO was established to provide construction-type (i.e., complex, multi-location, technical and commercial EPC scope) project management that has not been provided in Dresser-Rand’s traditional offerings.  A contract placed on a factory and managed accordingly implies traditional project management (i.e., traditional scope).

Dresser-Rand also has historically had long-term (i.e., five year) contracts with the United States Navy that have been accounted for on the percentage of completion method of accounting.  Dresser-Rand has not had more than one of these contracts at a time.  These contracts have not been managed by the PMO, but met the other criteria for contract accounting under ASC 605-35.

Conditional Asset Retirement Obligations, page F-14

3.

You disclose that you have not recorded any conditional asset retirement obligations because there is no current active market in which the obligations could be transferred and you do not have sufficient information to reasonably estimate the range of settlement dates and their related probabilities. Please tell us how you considered the other disclosures required by FASB ASC 410-20-50-1.

Dresser-Rand acknowledges the Staff’s comment and will provide enhanced disclosure of conditional asset retirement obligations in future financial statements.  Dresser-Rand will further enhance its disclosure for the change in facts arising from the draft implementation regulation issued in February 2014 discussed more fully in our response to question 8.

The enhanced disclosure is below and will appear in Note 7, “Property, Plant and Equipment” in Dresser-Rand’s quarterly report on Form 10-Q for the three months ended March 31, 2014 (in millions of US dollars).

Conditional Asset Retirement Obligations

Any legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may not be within our control is recognized as a liability at the fair value of the conditional asset retirement obligation, if the fair value of the liability can be reasonably estimated. U.S. GAAP acknowledges that, in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation.

We are contractually or legally obligated to decommission our cogeneration sites in Brazil and Spain upon site exit.    The Company has not recorded any conditional asset retirement obligations on its cogeneration facilities in Brazil because there is no current active market in which the obligations could be transferred and we do not have sufficient information to reasonably estimate the range of settlement dates and their related probabilities. The decommissioning activities in Brazil are less significant than those in Spain, and the Company believes any obligations arising from such activities are immaterial to the financial statements.  The Spanish government published a draft regulation at the beginning of February 2014 that, if implemented, reflected a reduction in the tariffs that resulted in the Company suspending operations at its six cogeneration facilities in Spain.  As a result, the Company recorded a  conditional asset retirement obligation related to its Spanish cogeneration facilities in 2014.  The changes in the Company’s asset retirement obligations were as follows:

Three months ended March 31,
	2014		2013

Beginning balance	$	X.X	$-
Provisions		X.X	-
Effects of exchange rate changes		X.X	-

Ending balance	$	X.X	$-

Note 3. Acquisitions and Other Investments, page F-16

4.

With respect to your acquisition of Guascor in 2011, you disclose that the total purchase price is subject to a further cash purchase price adjustment to the extent that net debt (debt minus cash) is different from the net debt at the end of business on the date of closing, which is being contested by the parties and could take several months and potentially years to finalize and could be material. Please tell us briefly the nature and amount of the claims being made and how you are accounting for the claims.

Dresser-Rand and the sellers of Guascor (“Sellers”) are in dispute about the amount of the purchase price adjustment set out in the Grupo Guascor S.L, Share Purchase Agreement (“SPA”) entered into on March 3, 2011. This adjustment is based on the difference between the net debt on the balance sheet at October 31, 2010, and on the closing balance sheet date (May 4, 2011).  According to the SPA provisions, the net debt calculation is based on Spanish GAAP.  In some cases, the Sellers and Dresser-Rand have opposing views regarding how certain debt and “debt like” items should be accounted for according to Spanish GAAP.  In other cases, the Sellers and Dresser-Rand are in dispute as to whether certain debt and “debt like” items should be included in the net debt computation.  In accordance with the provisions of the SPA, the parties are resolving this dispute under arbitration in the International Court of Commerce (“ICC”) and are seeking resolution before a French court appointed expert pursuant to the provisions of the SPA.  In total, Dresser-Rand maintains that it is entitled to approximately $52.5 million from the Sellers for debt and “debt like” items existing at the closing balance sheet date, which were recorded as liabilities by Dresser-Rand upon the acquisition.

Accordingly, during the measurement period, Dresser-Rand recorded a receivable from the Sellers for the disputed amounts, net of an allowance for collectability. As additional information becomes known and matters are resolved, changes to the allowance are charged directly to net income.

Note 12. Pension Plans, page F-28

5.	Please describe for us how you accounted for the 2013 amendments to your Norwegian defined benefit pension plan which resulted in the curtailment and settlement under FASB ASC 715-30.

On December 5, 2013, Dresser-Rand adopted an amendment to terminate its Norwegian defined benefit pension plan (the “Plan”) and replace it with a defined contribution plan effective on December 31, 2013.  The termination of the Plan eliminated the accrual of defined benefits for all employees with respect to their future service, resulting in a curtailment. To effect the termination of the Plan, Dresser-Rand purchased paid-up (non-participating) insurance policies on December 6, 2013, from a leading third party insurance company, thereby irrevocably relieving Dresser-Rand of the primary responsibility for the defined benefit pension obligation and eliminating all risk or reward with respect to the Plan.  Dresser-Rand has considered sections ASC 715-30-35-84 through ASC 715-30-35-88 and has concluded that the transaction with the insurance company constitutes a settlement.

Dresser-Rand recognized a $3.6 million net gain in income with respect to the termination of the Plan, which was comprised of a  $7.9 million curtailment gain and a $4.3 million settlement loss.

The curtailment gain consisted of the reduction in the projected benefit obligation as a result of the Plan amendment following the re-measurement of the Plan liabilities, reflecting the determination of benefit entitlements based on current salaries (equal to the accumulated benefit obligation). The reduction in liability of $20.7 million resulted in a gain, against which the unamortized net loss in accumulated other comprehensive income (“AOCI”) of $12.7 million was netted, leaving $7.9 million to be recognized in income, less $0.2 million of unrecognized prior service cost in AOCI associated with years of service no longer expected to be rendered as the result of a curtailment.

As 100% of the plan was settled, Dresser-Rand recognized the full amount of the loss related to purchasing the insurance policies.  The settlement loss comprised the excess of the assets required for the purchase of the non-participating insurance policies ($25.5 million) over the projected benefit obligation remaining after the curtailment ($21.2 million).

Note 22. Segment Information, page F-44

6.

We note that your aftermarket parts and services segment includes the operation and maintenance of several types of energy plants. Please tell us about the evaluation management made under FASB ASC 280-10-50 in determining that this was one reportable segment. Tell us whether you aggregated any segments under FASB ASC 280-10-50-11.

In determining its segments, Dresser-Rand considered ASC 280-10-50, which states:

An operating segment is a component of a public entity that has all of the following characteristics:

a.     It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b.     Its operating results are regularly reviewed by the public entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c.     Its discrete financial information is available.

The energy plants engage in business activities from which they earn revenues and incur expenses.  In addition, discrete financial information is available for the energy plants. Such discrete information, however, is not regularly reviewed by Dresser-Rand’s chief operating decision maker, and the general manager of the energy plants does not report to the chief operating decision maker.  Consequently, the energy plants do not qualify as an operating segment in accordance with ASC 280-10-50-1.

Note 25. Subsequent Event, page F-47

7.

We note that you recorded fixed asset impairment charges of $40 million. Please describe to us in greater detail the specific fixed assets that were considered at risk for possible impairment and their carrying amount as a result of this draft regulation and, if different, the fixed assets that were eventually impaired. Please describe for us the methodology used for determining the fair value of the fixed assets and the significant assumptions inherent in that model. Refer to FASB ASC 360-10-35 and 360-10-50.

The assets that were considered at risk for possible impairment consisted entirely of property, plant and equipment at the facilities and were the same as those that were eventually impaired. There were no other long-lived assets associated with the facilities.  Dresser-Rand obtained these assets in its acquisition of Grupo Guascor, S.L. on May 4, 2011.  The impaired assets are as follows:

•Land – includes five owned land parcels associated with the pig manure treatment plants located throughout Spain. The land associated with the sixth plant is leased.

•Power Generation Equipment (“Gensets”) – Consists of generators, power generation engines, and machinery used in Dresser-Rand’s power generation operations. Specifically, Gensets range in capacity between 636 to 1170 kilowatts (“kW”).

•Manure Treatment Plant Equipment (“Plant Assets”) – Consists of pretreatment equipment, biological reactors, evaporation systems, and thermal drying equipment.

•Structures which housed the equipment.

Dresser-Rand engaged a third party valuation firm (“Valuation Firm”) to assist in determining the fair value of the assets.  Information considered by the Valuation Firm in its analysis of the assets included the following:

•Recent cost data for the Gensets and Plant Assets.

•A listing of Gensets including plant location, model, capacity, production hours, and overhaul information.

•The history and condition of the equipment in use, current and planned maintenance programs, and future intended use of the assets.

To estimate the fair value of the assets,  the Valuation Firm utilized the cost and market approaches. The land was valued using the market approach. The cost approach was used to estimate the fair value of the machinery and equipment. The income approach was considered and applied at the overall asset group level, but the income approach was not applied to the individual assets due to the infeasibility of attributing income to individual assets, as these assets contribute to earnings in concert with all other economic factors.  No value was placed on the structures because it was determined that the most likely use of the land would be for farming, which has no use for the structures.

In applying the market approach, the Valuation Firm developed an opinion of land value based on discussions with local brokers.    The value of the underlying parcels of land was driven, in part, by their size, shape, zoning and use characteristics, allowable density, and location, including any positive or negative externalities. Typically, land value is estimated utilizing the market approach. However, in their examination of the market, the Valuation Firm was unable to locate any comparable land transactions or any current listings that would be considered comparable vacant land tracts. Therefore, the Valuation Firm relied on interviews with local brokers to estimate the fair value of the land.

In applying the cost approach, the Valuation Firm relied on the direct cost method to estimate the replacement cost new (“RCN”) of the Gensets and the Plant Assets.    Given that the earning potential of the assets no longer supported the value of the underlying assets, adjustments were made based on the Valuation Firm’s understanding of the assets and the current level of recoverability for each category of similar assets. Within each category, the Valuation Firm also considered the fact that certain assets have varying utility to a buyer in the secondary market. As such, the Valuation Firm applied recoverability adjustments to the RCN based upon the production hours since the last overhaul.

In estimating the RCN of the Plant Assets, the Valuation Firm relied on the current cost for a typical pig manure treatment facility. The Valuation Firm identified the assets with potential residual value based on cost information. Specifically, the Valuation Firm considered the pretreatment equipment, biological reactors, evaporation systems, and thermal drying equipment to have some recoverability. The Valuation Firm assumed no recoverability related to certain assets such as civil works, power transmission and other support equipment, and engineering, procurement, construction, and other soft costs.  The Valuation Firm estimated a fair value equal to five percent of the Plant Assets’ RCN.

The approximate net carrying amount of these assets at December 31, 2013, after the effect of the impairment resulting from the draft regulation, is as follows  ($ in thousands):

Land	$2,916
Gensets	3,794
Plant assets	1,205

Total	$7,915

8.

In this regard, please also describe for us how you specifically accounted for the retroactive reduction in tariffs. Please discuss how the tariffs were originally accounted for, how you reversed and valued those charges and describe any estimates inherent in that process. Please also tell us how the original law that was passed in 2013 impacted your accounting for the tariffs at that time.

The Spanish environmental cogeneration sector had a variety of tariff structures remunerating the cogeneration entities for the power that each sold to the grid. The feed-in tariffs were different for each type of energy generated including solar, wind, biomass, and other types of energy plants, including the Dresser-Rand cogeneration facilities. For the six Dresser-Rand cogeneration facilities, the parameters that ultimately set the feed-in tariff were established in a regulation, which also covered the other twenty-three cogeneration facilities in the manure cogeneration sector. The energy that Dresser-Rand generated at those cogeneration facilities was supplied to the grid.   The cogeneration facilities also used the waste heat to convert pig manure to fertilizer, which was considered a low cost environmental solution for the Spanish pork industry and facilitated compliance with European Union legislation.   Dresser-Rand recorded the feed-in tariffs as revenue in the period that the power was delivered to the grid.  The cash for the tariff revenues was typically received within sixty days of the month in which the power was delivered.  In an effort by the Spanish government to harmonize the variety of feed-in tariffs for the various types of energy plants, the government issued a new law that was passed in July 2013, but which lacked the implementation regulation providing the parameters to compute the individual sector feed-in tariffs.

Once the law was passed, Dresser-Rand continued to recognize the tariff revenues on a provisional basis as stipulated in the law and continued to collect all billed amounts within normal collection periods.  During the periods Dresser-Rand was recording these revenues, Dresser-Rand believed it was remote that material amounts would be required to be returned based on all of the information currently available to it.  Dresser-Rand is a member of an association of entities that own cogeneration plants that treat manure.  This association was monitoring the status of the law through government contacts and received no prior information that would lead it to believe that the Spanish government would reduce the remuneration scheme.  Consequently, none of the association members had prepared for the draft regulation to be issued with an unfavorable remuneration scheme.  In addition, the wording in the new law stated that cogeneration facilities would receive a reasonable financial return on their operating costs. Furthermore, the export pork industry is so significant to the Spanish economy that Dresser-Rand believed a significant reduction in the remuneration scheme that would result in prohibitive cost increases to the pork industry would be unlikely.  Dresser-Rand also considered historical experience.  In 2008, the Spanish government attempted to change the tariffs, but after a two month shut down of all of the cogeneration facilities, the Spanish government granted more favorable tariffs.  In considering all of these factors, Dresser-Rand believed that it was remote that the remuneration scheme would be reduced to a level that would result in a material return of previously recognized revenues.

In late January, 2014, rumors began to surface about the draft implementation regulation, and the draft implementation regulation was made available to Dresser-Rand in early February 2014.  As a result of this new information, Dresser-Rand changed its view as to whether material amounts would be required to be returned and Dresser-Rand recorded a return provision against revenues based on the newly available set of parameters contained in the draft implementation regulation.  Since the amounts recorded in 2013 were provisional, Dresser-Rand concluded that the new draft regulation was a subsequent event requiring adjustment in 2013 (a Type I subsequent event).  Currently, there is still no final implementation regulation with regard to the feed-in tariffs.

9.

We also see on page F-22 that you have established valuation allowances against Spanish tariffs in your income tax rate reconciliation. Please describe the basis for establishing these valuation allowances and discuss how they specifically relate to the draft regulation. Please also quantify for us the amount of the increase in the valuation allowances related to this issue.

The recording of the fixed asset impairment charge and the retroactive reduction in tariffs discussed in questions 7 and 8 resulted in certain legal entities incurring net operating losses for 2013.  As a result, Dresser-Rand recorded deferred tax assets related to the carryforwards associated with those net operating losses.

In accordance with ASC 740-10-30-17,  Dresser-Rand considered all available evidence to determine whether, based on the weight of that evidence, a valuation allowance for deferred tax for those assets was necessary.   Dresser-Rand considered information about each entity's current financial position and its results of operations for the current and preceding years. That historical information was supplemented by all currently available information about future years.

The Company considered the following four possible sources of taxable income defined in ASC 740-10-30-18 to assess whether it is more-likely-than-not that Dresser-Rand would realize a tax benefit from the net operating loss carryforwards:

a.	There were no material existing taxable temporary differences expected to reverse which would create taxable income against which the carryforwards could be applied.

b.	The operations at the facilities were recently interrupted, and Dresser-Rand does not currently believe that it is more-likely-than-not that the tariffs will be reinstated to a level sufficient to create future taxable income against which the net operating loss carryforwards could be applied.

c.	Carrybacks are not permitted under Spanish law.

d.	Dresser-Rand is investigating tax planning strategies to recover the carryforwards, but currently has no concrete strategies that would result in utilization of the carryforwards.

As a result of this analysis, Dresser-Rand recorded a valuation allowance of $13 million in accordance with ASC 740-10-30.

In connection with its response, Dresser-Rand acknowledges that:

•	Dresser-Rand is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Dresser-Rand may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone me at (713) 354-5858, or Mark Mai, our Vice President, General Counsel and Secretary, at (713) 973-5356.

Sincerely,

/s/ Raymond L. Carney Jr.
Raymond L. Carney Jr.
Vice President, Controller and Chief
Accounting Officer